November 20, 2017

VIA EDGAR SUBMISSION

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mr. Alberto Zapata

Re:       Prudential World Fund, Inc.: Form N-1A

Post-Effective Amendment No. 108 to the Registration

Statement under the Securities Act of 1933;

Amendment No. 109 to the Registration Statement under

the Investment Company Act of 1940

Securities Act Registration No. 002-89725

Investment Company Act No. 811-03981

Dear Mr. Zapata:

We filed through EDGAR on September 20, 2017 on behalf of the Prudential Jennison International Opportunities Fund (the “Fund”), a series of Prudential World Fund, Inc. (the “Registrant”), Post-Effective Amendment No. 105 to the Registration Statement under the Securities Act of 1933, as amended (the “1933 Act”) and Amendment No. 106 to the Registration Statement under the Investment Company Act of 1940, as amended (the “1940 Act”) (the “Amendment”).

The Amendment was filed under Rule 485(a)(1) under the 1933 Act in order to add a new share class, designated Class R, to the Fund, designating automatic effectiveness 60 days after the filing date.

This letter is intended to respond to the staff’s comments on the Amendment that you conveyed to the undersigned on November 7 and November 14, 2017. For your convenience, a summary of the staff’s comments is included herein and the Fund’s responses are keyed accordingly, as set forth below. The responses will be included in Post-Effective Amendment No. 108 (the “Amendment”) to the Registrant’s registration statement to be filed under Rule 485(b) with immediate effectiveness.

General

1. Comment

Please confirm that the new ticker for the Class R shares will be added once it is available.

Response

The ticker information will be updated in the Amendment.

Summary Prospectus

2. Comment

Please move the following sentence in the section entitled “Principal Investment Strategies” to the section entitled “Principal Risks”: “This can result in more pronounced risks based upon economic conditions that impact one or more countries or regions more or less than other countries or regions”.

Response

The referenced disclosure has been deleted since it is also included in the Principal Risk section under “Geographic Concentration Risk”.

3. Comment

Move the Item 9 disclosure currently included in the statutory prospectus as the second paragraph under “Investments and Investment Strategies” to the Prospectus Summary.

Response

The referenced disclosure has been moved as requested.

4. Comment

More clearly explain the universe of investable securities and the process for narrowing down investments for the Fund’s portfolio. Please include the number of securities that are expected to be in the portfolio and how often the securities change.

Response

The Registrant has reviewed the disclosure relating to its strategy for purchasing investments and believes that the disclosures satisfy the requirements of Form N-1A. The Fund’s portfolio managers do not target number of securities that the Fund will hold. Finally, the Registrant believes that the frequency of securities changing in the portfolio is included under portfolio turnover. The Registrant notes that portfolio turnover has not exceeded 100% since the Fund’s inception. Thus, the Registrant respectfully submits that no additional revisions are necessary.

5. Comment

In the section entitled “Principal Risks” please consider the following: (i) including risks relating to a particular country to the extent the Fund concentrates in a particular region or country; (ii) combining country and geographic risk; and (iii) including a corresponding strategy for liquidity risk ..

Response

(i)	The Registrant has considered the comment and believes no additional disclosure is necessary. Since the Fund’s exposure to a particular country can change over time, the Fund believes its current disclosure is appropriate for the summary prospectus. The Fund’s SAI does include more specific disclosures about certain regions in which the Fund may invest.
(ii)	The Registrant prefers to keep country and geographic risks separate.
(iii)	The disclosure has been revised as requested.

Statutory Prospectus

6. Comment

Please distinguish principal and non-principal risks and if a principal risk is disclosed, please also include it in the summary prospectus. In the table, please distinguish principal and non-principal risks.

Response

The principal risks of the Fund are disclosed in the summary prospectus. Any additional risks disclosed in the statutory prospectus are non-principal risks. The Registrant respectfully submits that the disclosure is consistent with Form N-1A and that no additional revisions are necessary.

7. Comment

Please consider revising ETF Risk to include more risks about investing in exchange traded funds.

Response

The Registrant has reviewed the disclosure and believes it is appropriate based upon the extent of ETF investments made by the Fund. Thus, the Registrant respectfully submits that no additional revisions are necessary.

8. Comment

In the section disclosing how to reduce the sales charges applicable to Class A and Class C investors, please reference the applicable financial intermediaries under “Other Types of Investors.”

Response

The Registrant submits that the waivers apply to all financial intermediaries, subject to Appendix A that lists any waivers that apply only to specific financial intermediaries. The Registrant notes that Item 12(a)(2) of Form N-1A requires a fund to “briefly describe any arrangements that result in breakpoints in, or elimination of, sales loads (e.g., letters of intent, accumulation plans, dividend reinvestment plans, withdrawal plans, exchange privileges, employee benefit plans, redemption reinvestment plans, and waivers for particular classes of investors).” With respect to the above-referenced disclosure in the prospectus, the Registrant notes that the class of investors that is eligible for the waiver of front-end sales charges on Class A shares is sufficiently described. The “class” is not specifically limited to select financial intermediaries.

If you have any questions or comments with respect to the foregoing, or if I can be of any further assistance in facilitating the Staff’s review, please contact me at 973-802-5032. Thank you for your assistance in this matter.

Sincerely yours,

/s/ Claudia DiGiacomo

Claudia DiGiacomo

Vice President and Corporate Counsel